Exhibit 107

Calculation of Filing Fee Table

Form S-1

Actuate Therapeutics, Inc.

Table 1 - Newly Registered Securities

Security Type	Security Class Title	Fee Calculation Rule	Amount Registered (1)	Proposed Maximum Offering Price Per Share	Maximum Aggregate Offering Price (2)	Fee Rate	Amount of Registration Fee

Equity	Common Stock, par value $0.000001 per share	Rule 457(a)	3,194,444	$10.00	$31,944,440	0.00014760	$4,715.00

Total Offering Amounts				—	$31,944,440	—	$4,715.00

Total Fees Previously Paid				—	—	—	$9,430.00
Total Fee Offsets				—	—	—	—

Net Fee Due				—	—	—	$0.00

(1)	Includes 416,666 shares of common stock that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.